Brooke Credit Corporation

7400 College Blvd., Ste. 250

Overland Park, KS 66210

March 3, 2008

VIA FACSIMILE & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brooke Credit Corporation
Registration Statement on Form S-3 (File No. 333-148832)
Filed on January 24, 2008

Ladies and Gentlemen:

Pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Brooke Credit Corporation (the “Company”) hereby respectfully requests that the Commission consent to the withdrawal of the above-referenced registration statement and all exhibits thereto (the “Registration Statement”). No securities were sold, or will be sold, pursuant to the Registration Statement and the withdrawal is consistent with the public interest and the protection of investors.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Any questions, with respect to this matter, can be directed to my attention at 913.323.9212.

Very truly yours,

/s/ Gary Eastman
General Counsel